SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Corporate Taxpayers Registry of the Finances Ministry [CNPJ/MF] no. 01.832.635/0001-18

Company Registration [NIRE] 35.300.150.007

Publicly held Company of Authorized Capital – Registration at the   Securities and  Exchange Commission [CVM] no. 016390

CALL NOTICE

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

Hereby, the Shareholders of TAM S.A. (“Company”) are called to a meeting at 10:00  AM of July 12 2012, at the Company’s headquarters in the City of  São Paulo,  State of  São Paulo, at  Av. Jurandir, n. 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04.072-000, to decide the following matters:

  Retirement of, a maximum, of five million nine hundred and eighty thousand and forty-two (5,980,842) preferred shares and four hundred and two thousand eight hundred and ninety-seven (402.897) common shares issued by the Company, that remained after the closure, on June 22 of this year, of the Initial Public offer for Shares Swap for the De-registration of the Publicly-held Company and the Consequent Exit from the Level 2 of the  Corporate Governance of BM&F Bovespa – São Paulo Securities, Commodities and Future Exchange  (“Offer”), as authorized under the 5th Paragraph of the Article Fourth of the Law no. 6.404/76, and amendments, and as per the provisions under the item 7.2. of the Public Notice.

   Retirement of one thousand and twenty-three seven hundred and forty-two (123.742) preferred shares issued by the Company, in the Treasury Department.

  Amendment of the Company’s Articles of Incorporation, as per the proposal presented as Annex I of the Guidelines to Participate in the General Extraordinary Shareholders Meeting of July 12 2012.

  Extinction of the General Plan for the Granting of Company’s Share Options (“Plan”), approved by General Extraordinary Shareholders Meeting  held on September 29, 2005,  to: (i) close the Plan as of this date  in regards to the granting of new options; and (ii) maintain the options for the purchase of Company’s shares granted up to this date (“Options” or “Option”)  until they are fully vested  (“Vesting”), as per the clauses and the conditions in the Plan and under the Private Instrument for Purchasing Share Options, made and entered into with each of the beneficiaries; (iii) on the dates of the respecting Vesting, the beneficiaries of the Options shall receive cash payment equivalent to the product between  (a) the total number of Options that can be exercised; and (b) the difference, if any, between (b.1.) the price of the exercise of the Option, minus all applicable withholdings; and (b.2) the result of the multiplication of zero point nine zero (0.90)  by the price at which LAN Airlines S.A. shares closed at the Santiago Stock Exchange on the business days immediately preceding the exercise of the Option.

e.     Election of three (03) members of the Board of Directors, considering the renunciation of Mr. Antônio Luiz Pizarro Manso, Mr. Marco Antonio Bologna, Mr. Emilio Romano, Mr. Waldemar Verdi Júnior, and Mr. André Esteves, and the amendment to the Company’s Articles of Incorporation, under the foregoing item  “c”.

  Change the remuneration of the members of the Board of Directors.

  Authorize the Board to adopt all measures necessary for the full performance of the decisions made.

In the headquarters of the Company, the following is available for the  consideration of the Shareholders, for consultation during business hours, in the Investors Relations site (www.tam.com.br/ri) and in the sites of BM&FBOVESPA (www.bmfbovespa.com.br) and of the Securities and Exchange Commission   (www.cvm.gov.br): (i) Shareholders Meeting Call Notice; (ii) Management proposal for matters in the Agenda; (iii)  Guidelines to Participate in the General Extraordinary Shareholders Meeting, which  includes all the information required by the CVM Instruction no  480/09 and  481/09,  on the matter to be examined and discussed.

General Instructions:

As per the Article 126 of the Law no 6.404/76 and further amendments, legal representatives or proxies of the Shareholders, who hold shares issued by the Company might participate in the Meeting, as long as these shares are registered in their names at the Itaú Unibanco S.A. Bank, in its capacity of depositary institution in charge of the Company’s shares services, up to twenty-four (24) hours before the date in this Call Notice, in accordance with the Company’s Articles of Incorporation.

The Shareholders shall present, prior to the hour set to convene the Meeting, the following documents:

•           ID document, and statement of the custodian institution  indicating the Shareholder’s equity interest;

•           If unable to attend the  Shareholders Meeting, the Shareholder might be represented by proxy, observing the legal provisions, and the Company’s Article of Incorporation; and

•           To expedite the procedure and easy the work of the Shareholders Meeting, the  Shareholder shall file, at the headquarters of the Company, preferably two (02) business days prior to the Meeting date,  the document evidencing the ownership of the shares and the Power-of-Attorney, at the discretion of the Shareholder.

Further necessary clarifications might be obtained at the Investors Relations Site  (www.tam.com.br/ri).

São Paulo, June 27, 2012

MARIA CLÁUDIA OLIVEIRA AMARO
President of the Board of Directors

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.